UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Aenza S.A.A.

(Name of Subject Company (issuer))

IG4 Capital Infrastructure Investments LP

IG4 Capital Private Equity Investments II-A LP

IG4 Capital Private Equity Investments II-B LP

IG4 Capital Private Equity Investments II-C LP

(Name of Filing Persons (Offerors))

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

PEP736581005*

(CUSIP Number of Class of Securities)

*The Common Shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

American Depositary Shares, each representing five Common Shares

(Title of Class of Securities)

00776D 103**

(CUSIP Number of American Depositary Shares)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange.

Andrew Cunningham
Director

IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844234

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias

Derrick Lott

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$45,006,671	$4,910.23

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as follows: (a) the difference of (i) 871,917,855 common shares par value S/ 1.00 per share (collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (collectively, the “ADSs”) outstanding as of March 31, 2021 minus (ii) 204,830,579 Common Shares owned by GH Holding Group Corp., Bamas International Investment Corp., Bethel Enterprises Inc., Hernando Alejandro Constancio Graña Acuña, Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”), being 667,087,276 Common Shares, including Common Shares represented by ADSs, which can be tendered in the tender offer launched in the United States (the “U.S. Offer”) simultaneously with a tender offer launched in Peru (the “Peru Offer” and together with the U.S. Offer, the “Offers”); (b) the sum of (i) 667,087,276 Common Shares, including Common Shares represented by ADSs, and (ii) 93,962,525 Common Shares to be tendered by the Sellers in the Peru Offer pursuant to a tender offer support agreement between IG4 Capital Infrastructure Investments LP (“Purchaser”) and the Sellers, dated as of August 24, 2020, as amended on June 3, 2021, being 761,049,801 Common Shares, including Common Shares represented by ADSs, that can be tendered across the Offers; (c) the quotient of (i) 667,087,276 divided by (ii) 761,049,801, yielding a proration factor of 0.87654; (d) the product of (i) 107,198,601, being the Common Shares, including Common Shares represented by ADSs, sought in the Offers and (ii) 0.87654, being 93,963,395 (the maximum number of Common Shares, including Common Shares represented by ADSs, which can be acquired by Purchaser in the U.S. Offer (the “Subject Securities”); and (e) the product of (i) the Subject Securities and (ii) the offer price of S/ 1.88 per Common Share, being S/ 176,651,182, as converted into U.S. dollars based on the average Peruvian Sol/U.S. dollar interbank exchange rate (tipo de cambio interbancario promedio) for transactions carried out between 9:00 a.m. and 1:30 p.m., Lima time, as reported by the Central Reserve Bank of Peru on its official website at https://www.bcrp.gob.pe/en at 2:00 p.m., Lima time, on June 7, 2021, being U.S. $45,006,671 (the “Transaction Valuation”).
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by .0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: $4,910.23	Filing Party: IG4 Capital Infrastructure Investments LP
Form or Registration No.: Schedule TO	Date Filed: June 16, 2021
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
________________________________________________

This Amendment No. 2 filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2021 (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on June 16, 2021, as amended on June 22, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (“Purchaser”), which is jointly owned by IG4 Capital Private Equity Investments II-A LP, IG4 Capital Private Equity Investments II-B LP, IG4 Capital Private Equity Investments II-C LP and IG4 Capital Infrastructure Co-Investments A LP, each a limited partnership organized under the laws of England and Wales (collectively, “IG4”). This Schedule TO relates to the offer by Purchaser to purchase 107,198,601 common shares, par value S/ 1.00 per share (each, a “Common Share,” and collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (each, an “ADS,” and collectively, the “ADSs”), which represent in the aggregate approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, through concurrent tender offers in Peru and in the United States, for S/ 1.88 per Common Share and S/ 9.40 per ADS, in each case, payable to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”).

This Amendment is being filed on behalf of Purchaser and IG4. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

This Amendment is being filed for the purpose of disclosing the following matters:

(a)       On June 25, 2021, Purchaser became aware that the 10,077,855 Common Shares owned by Mr. Alvarado Pflucker, representing approximately 1.16% of the outstanding Common Shares, including Common Shares represented by ADSs (the “MA Shares”), were subject to a precautionary measure of seizure (embargo e inhibición) in the form of registration on the Common Shares owned by Mr. Alvarado Pflucker by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria) (the “MA Embargo”), thereby preventing Mr. Alvarado Pflucker from being able to tender the MA Shares into the Peru Offer.

As a consequence of the foregoing, on July 2, 2021:

(i)	Purchaser and Mr. Alvarado Pflucker entered into a Supplementary Agreement (as more fully described below), pursuant to which Mr. Alvarado Pflucker agreed, among other things, that the MA Shares will be transferred to the Trust, subject to the release of the MA Shares from the MA Embargo and the registration of such release in Cavali;
(ii)	Purchaser and Mr. Alvarado Pflucker entered into a Syndication Agreement (as more fully described below), pursuant to which Mr. Alvarado Pflucker agreed, among other things, to vote the MA Shares during the term of the Syndication Agreement at each general meeting of the shareholders of the Company in the same manner as Purchaser;
(iii)	Purchaser and the Grantors entered into an amendment agreement amending the Trust Agreement (as more fully described below), pursuant to which Purchaser and the Grantors agreed, among other things, that the 9,000,000 Common Shares transferred to the Trust by Ms. Benavides (the spouse of Mr. Alvarado Pflucker) in accordance with the Trust Agreement, will be returned to Ms. Benavides, thereby terminating the Trust Agreement in relation to Mr. Benavides; and
(iv)	Purchaser and the Sellers entered into a second amendment agreement amending the Tender Offer Support Agreement (as more fully described below), pursuant to which, among other things, Ms. Benavides agreed to tender her 9,000,000 Common Shares, representing approximately 1.03% of the outstanding Common Shares, including Common Shares represented by ADSs, into the Peru Offer.
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As a further consequence of the foregoing, the number of Common Shares that the Sellers have agreed to tender into the Peru Offer pursuant to the terms of the Tender Offer Support Agreement (as amended by the second amendment agreement) is 92,884,670 Common Shares, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs.

The number of Common Shares, including Common Shares represented by ADSs, that Purchaser is seeking to purchase pursuant to the Offers remains unchanged.

(b)       On July 2, 2021, Purchaser and the Sellers agreed to waive the condition to the effectiveness of the voting arrangements made by Purchaser and the Sellers pursuant to the GH Supplementary Agreement, the HG Supplementary Agreement and the Trust Agreement and, as a consequence of the foregoing:

(i)	Purchaser and GH Holding Group entered into an amendment agreement amending the GH Supplementary Agreement and an amendment agreement amending the GH Syndication Agreement (each as more fully described below);
(ii)	Purchaser and Mr. Graña Acuña entered into an amendment agreement amending the HG Supplementary Agreement and an amendment agreement amending the HG Syndication Agreement (each as more fully described below); and
(iii)	Purchaser and the Grantors entered into an amendment agreement amending the Trust Agreement (as more fully described below).

As a result of the waiver of the condition to the effectiveness of the voting arrangements made by Purchaser and the Sellers pursuant to the Tender Offer Support Agreement, Purchaser, IG4 and their controlling persons identified in Schedule 1 to the Offer to Purchase may be deemed to beneficially own 111,945,909 Common Shares in the aggregate, representing approximately 12.84% of the outstanding Common Shares, including Common Shares represented by ADSs, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c)       In connection with the arrangements made by Purchaser with each of Mr. Alvarado Pflucker, GH Holding Group and Mr. Graña Acuña relating to the transfer to the Trust of Common Shares that are subject to a precautionary measure of seizure (embargo e inhibición) or confiscation (incautación) by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria) following the release of such Common Shares from seizure and the registration of such release in Cavali, Purchaser has agreed to make such arrangements available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet of the Offer to Purchase as follows:

The following paragraph replaces, in the Summary Term Sheet, the definition of “Tender Offer Support Agreement” on page 3:

On August 24, 2020, Purchaser entered into a tender offer support agreement with GH Holding Group Corp. (“GH Holding Group”), Bamas International Investment Corp., Bethel Enterprises Inc., Hernando Alejandro Constancio Graña Acuña (“Mr. Graña Acuña”), Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”), as amended by Purchaser and the Sellers on June 3, 2021, and as further amended on July 2, 2021 (together, the “Tender Offer Support Agreement”), pursuant to which the Sellers have agreed to, among other things, tender into the Peru Offer in the aggregate 92,884,670 Common Shares, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, on the terms and subject to the conditions set forth in the Tender Offer Support Agreement (see “The U.S. Offer—Tender Offer Support Agreement and Related Agreements”).

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The following paragraph replaces, in the Summary Term Sheet, the third paragraph of the answer to the question “If the number of Common Shares and ADSs tendered exceeds the maximum number of Common Shares and ADSs that Purchaser is offering to purchase, what happens?” on page 6:

On August 24, 2020, Purchaser entered into the Tender Offer Support Agreement with the Sellers (as amended on June 3, 2021 and as further amended on July 2, 2021), pursuant to which the Sellers have agreed to, among other things, tender into the Peru Offer in the aggregate 92,884,670 Common Shares, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, on the terms and subject to the conditions set forth in the Tender Offer Support Agreement (see “The U.S. Offer—Tender Offer Support Agreement and Related Agreements”).

The following paragraph replaces, in the Summary Term Sheet, the third paragraph of the answer to the question “If I decide not to tender, how will the U.S. Offer affect my Common Shares or ADSs?” on page 8:

As a result of the Offers and the arrangements that we have made pursuant to the Tender Offer Support Agreement, immediately following consummation of the Offers, we expect to either own or have the ability to direct the voting of 219,144,510 Common Shares representing, in the aggregate, approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs (see “The U.S. Offer—Tender Offer Support Agreement and Related Agreements”).

The following paragraphs replace, in the Summary Term Sheet, the answer to the question “Does the Tender Offer Support Agreement govern the Offers in any way?” on page 14 in its entirety:

Yes. Subject to the terms and conditions of the Tender Offer Support Agreement (as amended), Purchaser has agreed, among other things:

•	to make an offer to all holders of Common Shares to acquire not less than 92,884,670 Common Shares and no more than 107,198,601 Common Shares, representing between approximately 10.65% and 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs;
•	to acquire from the Sellers pursuant to the Peru Offer and subject to proration, if applicable, 92,884,670 Common Shares in the aggregate, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs;
•	following completion of the Offers, to acquire from GH Holding Group directly, for the Common Share Offer Price per Common Share, 2,585,597 Common Shares, representing approximately 0.30% of the outstanding Common Shares, including Common Shares represented by ADSs, subject to the release of such Common Shares from seizure (embargo e inhibición) by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria) and the registration of such release in Cavali, and to make the arrangements agreed upon with GH Holding Group with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States;
•	following completion of the Offers, to acquire from Mr. Graña Acuña, for the Common Share Offer Price, 7,765,604 Common Shares, representing approximately 0.89% of the outstanding Common Shares, including Common Shares represented by ADSs, subject to the release of such Common Shares from seizure (embargo e inhibición) and confiscation (incautación) by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria) and the registration of such release in Cavali, and to make the arrangements agreed upon with Mr. Graña Acuña with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States; and
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•	to enter into arrangements with certain of such Sellers in respect of the voting of 111,945,909 Common Shares in the aggregate, representing approximately 12.84% of the outstanding Common Shares, including Common Shares represented by ADSs.

See “The U.S. Offer—Tender Offer Support Agreement and Related Agreements.”

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 1 (“Terms of the U.S. Offer”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 1, the first paragraph under the caption “Transaction Background” on page 20:

Purchaser is interested in acquiring a “participación significativa” (as defined in Reglamento de Oferta Pública de Adquisicion y de Compra de Valores por Exclusión approved by CONASEV Resolution No. 009-2006-EF to mean a direct or indirect ownership, or the ability to direct the voting, of 25% or more of the shares of a Peruvian company listed on the LSE) of no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs.

The following paragraph replaces, in Section 1, the second paragraph under the caption “Transaction Background” on page 20:

On August 24, 2020, Purchaser entered into the Tender Offer Support Agreement with the Sellers (as amended on June 3, 2021 and as further amended on July 2, 2021), pursuant to which, among other things:

(i)	the Sellers have agreed to tender 92,884,670 Common Shares in the aggregate, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, into the Peru Offer;
(ii)	(A) GH Holding Group has agreed to sell 2,585,597 Common Shares, representing approximately 0.30% of the outstanding Common Shares, including Common Shares represented by ADSs, following completion of the Offers directly to Purchaser for the Common Share Offer Price per Common Share subject to the release of such Common Shares from seizure (embargo e inhibición) by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria) (the “GH Embargo”) and the registration of such release in Cavali S.A. ICLV (“Cavali”), and (B) Purchaser has agreed to make the arrangements agreed upon with GH Holding Group with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States;
(iii)	(A) Mr. Graña Acuña has agreed to sell 7,765,604 Common Shares, representing approximately 0.89% of the outstanding Common Shares, including Common Shares represented by ADSs, following completion of the Offers directly to Purchaser for the Common Share Offer Price per Common Share, subject to the release of such Common Shares from seizure (embargo e inhibición) and confiscation (incautación) by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria) (the “HG Embargo”) and the registration of such release in Cavali, and (B) Purchaser has agreed to make the arrangements agreed upon with Mr. Graña Acuña with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States; and
(iv)	certain Sellers have agreed to enter into arrangements with Purchaser in respect of the voting of 111,945,909 Common Shares in the aggregate, representing approximately 12.84% of the outstanding Common Shares, including Common Shares represented by ADSs,

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in each case, on the terms and subject to the conditions set forth in the Tender Offer Support Agreement (see “The U.S. Offer—Tender Offer Support Agreement and Related Agreements”).

The following paragraph replaces, in Section 1, the third paragraph under the caption “Transaction Background” on page 20:

As a result of the Offers and the arrangements that we have made pursuant to the Tender Offer Support Agreement, immediately following consummation of the Offers, Purchaser expects to either own or have the ability to direct the voting of 219,144,510 Common Shares representing, in the aggregate, approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 10 (“Background of the Offers; Past Contacts or Negotiations with the Company”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 10, the last paragraph on page 44:

On June 3, 2021, Purchaser and the Sellers entered into an amendment agreement amending the Tender Offer Support Agreement (the “First Amendment Agreement”), pursuant to which Purchaser and the Sellers agreed, among other things, that their termination rights under Section 7.1(b) of the Tender Offer Support Agreement, which allows either Purchaser or the Sellers to terminate the Tender Offer Support Agreement if the commencement date of the Offers has not occurred within twelve (12) business days of the later of (a) the date of the release of the Clear GH Shares (as defined below) from the GH Embargo and the registration of such release in Cavali, or (b) the date of receipt of the Jersey Approval (as defined below) (the “Outside Date”), shall be waived and that the Outside Date shall be fifteen (15) business days of the later to occur of the abovementioned conditions.

The following paragraphs are added at the end of Section 10:

By means of Official Letter No. 2571-2021-SMV/11.1, dated June 24, 2021, through which the SMV forwarded Official Letter No. 428-2020-JUS/PPAH-ODEBRECHT issued by Ms. Silvana A. Carrión Ordinola, Ad Hoc Public Prosecutor for the Case of Odebrecht and Others to the Peru Tender Agent, on June 25, 2021, Purchaser became aware that the 10,077,855 Common Shares owned by Mr. Alvarado Pflucker, representing approximately 1.16% of the outstanding Common Shares, including Common Shares represented by ADSs (the “MA Shares”), were subject to a precautionary measure of seizure (embargo e inhibición) in the form of registration on the Common Shares owned by Mr. Alvarado Pflucker (the “MA Embargo”) by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria), thereby preventing Mr. Alvarado Pflucker from being able to tender the MA Shares into the Peru Offer.

On July 2, 2021, Purchaser and the Sellers entered into a second amendment agreement amending the Tender Offer Support Agreement (the “Second Amendment Agreement” and together with the First Amendment Agreement, the “Amendment Agreements”), pursuant to which Purchaser and the Sellers agreed, among other things, that:

(i)	the Sellers will tender 92,884,670 Common Shares in the aggregate, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, into the Peru Offer; and
(ii)	Purchaser and Mr. Alvarado Pflucker will enter into: (x) a supplementary agreement in respect of the MA Shares (the “MA Supplementary Agreement”) and (y) a syndication agreement (the “MA Syndication Agreement”), pursuant to which Mr. Alvarado Pflucker will agree, among other things, effective from the date of the MA Syndication Agreement, to vote the MA Shares at each general meeting of the shareholders of the Company in the same manner as Purchaser.
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As a consequence of the foregoing, on July 2, 2021:

(i)	Purchaser and Mr. Alvarado Pflucker entered into:
(A)	the MA Supplementary Agreement, pursuant to which (x) Mr. Alvarado Pflucker agreed, among other things, that the MA Shares will be transferred to the Trust (as defined below), subject to the release of the MA Shares from the MA Embargo and the registration of such release in Cavali, and (y) Purchaser agreed to make the arrangements agreed upon with Mr. Alvarado Pflucker with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States; and
(B)	the MA Syndication Agreement; and
(ii)	Purchaser and the Grantors (as defined below) entered into an amendment agreement amending the Trust Agreement (as defined below) (the “Trust Amendment Agreement”), pursuant to which Purchaser and the Grantors agreed, among other things, that:
(A)	the 9,000,000 Common Shares transferred to the Trust by Ms. Benavides, Mr. Alvarado Pflucker’s spouse, in accordance with the Trust Agreement, will be returned to Ms. Benavides, thereby terminating the Trust Agreement in relation to Mr. Benavides; and
(B)	the political rights associated with the Trust Shares (as defined below) will become exercisable by Purchaser on the date of the Trust Amendment Agreement.

On July 2, 2021:

(i)       Purchaser and GH Holding Group entered into:

(A)	an amendment agreement amending the supplementary agreement between Purchaser and GH Holding Group, dated as of June 3, 2021 (the “GH Supplementary Agreement”), in respect of 117,527,103 Common Shares, representing approximately 13.48% of the outstanding Common Shares, including Common Shares represented by ADSs (the “Amended GH Supplementary Agreement”), pursuant to which Purchaser and GH Holding Group agreed, among other things, that (x) GH Holding Group will sell 2,585,597 Common Shares, representing approximately 0.30% of the outstanding Common Shares, including Common Shares represented by ADSs, following completion of the Offers directly to Purchaser for the Common Share Offer Price per Common Share subject to the release of such Common Shares from the GH Embargo and the registration of such release in Cavali, and (y) Purchaser will make the arrangements agreed upon with GH Holding Group with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States; and
(B)	an amendment agreement amending the syndication agreement between Purchaser and GH Holding Group dated as of June 3, 2021 (the “Amended GH Syndication Agreement” and the “GH Syndication Agreement”, respectively), pursuant to which GH Holding Group agreed, among other things, from the execution date of the Amended GH Syndication Agreement and during the term of the GH Syndication Agreement (as amended) to exercise the voting rights in relation to the 61,349,148 Common Shares owned by GH Holding Group, representing approximately 7.04% of the outstanding Common Shares, including Common Shares represented by ADSs, at each general meeting of the shareholders of the Company in the same manner as Purchaser;
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(ii)       Purchaser and Mr. Graña Acuña entered into:

(A)	an amendment agreement amending the supplementary agreement between Purchaser and Mr. Graña Acuña dated as of June 3, 2021 (the “HG Supplementary Agreement”) in respect of 15,531,208 Common Shares (the “HG Shares”), representing approximately 1.78% of the outstanding Common Shares, including Common Shares represented by ADSs (the “Amended HG Supplementary Agreement”), pursuant to which Purchaser and Mr. Graña Acuña agreed, among other things, that (x) Mr. Graña Acuña will sell 7,765,604 Common Shares, representing approximately 0.89% of the outstanding Common Shares, including Common Shares represented by ADSs, following completion of the Offers directly to Purchaser for the Common Share Offer Price per Common Share, subject to the release of such Common Shares from the HG Embargo and the registration of such release in Cavali, and (y) Purchaser will make the arrangements agreed upon with Mr. Graña Acuña with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States; and
(B)	an amendment agreement amending the syndication agreement between Purchaser and Mr. Graña Acuña dated as of June 3, 2021 (the “Amended HG Syndication Agreement” and the “HG Syndication Agreement”, respectively), pursuant to which Mr. Graña Acuña agreed, among other things, from the date of the HG Syndication Agreement (as amended) to exercise the voting rights in relation to the 15,531,208 Common Shares owned by Mr. Graña Acuña, representing approximately 1.78% of the outstanding Common Shares, including Common Shares represented by ADSs, at each general meeting of the shareholders of the Company in the same manner as Purchaser.
Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 7 (“Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 7, the first paragraph on page 37:

As a result of the Offers and the arrangements that we have made pursuant to the Tender Offer Support Agreement, immediately following consummation of the Offers, we expect to either own or have the ability to direct the voting of 219,144,510 Common Shares representing, in the aggregate, approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs (see “The U.S. Offer—Tender Offer Support Agreement and Related Agreements”).

Item 6 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in Section 11 (“Purpose of the Offers; Plans for the Company”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 11, the first paragraph under the caption “Purpose of the Offers” on page 44:

IG4 believes in the long term prospects of the Company and is interested in acquiring a “participación significativa” (as defined in Reglamento de Oferta Pública de Adquisicion y de Compra de Valores por Exclusión approved by CONASEV Resolution No. 009-2006-EF to mean the direct or indirect ownership, or the ability to direct the voting, of 25% or more of the shares of a Peruvian company listed on the LSE) of no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs.

The following paragraph replaces, in Section 11, the third paragraph under the caption “Purpose of the Offers” on page 45:

As a result of the arrangements contemplated by the Tender Offer Support Agreement, Purchaser has commenced on the date of the publication of this Offer to Purchase, a tender offer to purchase 107,198,601 Common Shares, including Common Shares represented by ADSs. The purpose of the Offers is for IG4, through Purchaser, to acquire approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, and, together with the additional Common Shares and the voting rights in respect of Common Shares that IG4 will acquire pursuant to the terms of the Tender Offer Support Agreement and related agreements, for Purchaser to either own or have the ability to direct the voting of 219,144,510 Common Shares representing, in the aggregate, approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs, to enable IG4 to exert a level of influence over the Company that, together with the support of the Other Shareholders, will allow IG4 to promote and execute measures that IG4 determines will enhance the value of the Company.

9

The following paragraph replaces the last paragraph of Item 6 of the amendment to the Schedule TO filed on June 22, 2021:

If IG4 achieves a “participación significativa” representing no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs, then according to the Peru Tender Offer Regulations, IG4 is not permitted to acquire an additional significant interest in the Company, including Common Shares and Common Shares represented by ADSs, if such acquisition would result in IG4’s percentage ownership of the voting interests in the Company being equal to or exceeding 50% of the outstanding capital stock of the Company, other than by means of a mandatory tender offer.

Item 8.	Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 12 (“Tender Offer Support Agreement and Related Agreements”) of the Offer to Purchase as follows:

The following paragraph is added in Section 12 before the last paragraph on page 56:

As a consequence of the entry by Purchaser into:

(i)	the MA Syndication Agreement with Mr. Alvarado Pflucker in connection with the 10,077,855 Common Shares owned by Mr. Alvarado Pflucker;
(ii)	the Amended GH Syndication Agreement with GH Holding Group in connection with the 61,349,148 Common Shares owned by GH Holding Group;
(iii)	the Amended HG Syndication Agreement with Mr. Graña Acuña in connection with the 15,531,208 Common Shares owned by Mr. Graña Acuña; and
(iv)	the Trust Amendment Agreement with the Grantors in connection with the 24,987,698 Common Shares collectively owned by the Grantors,

as of July 2, 2021, Purchaser, IG4 Capital Infrastructure GP, the manager of Purchaser, and IG4 Capital Partners Holding Investments LP, the sole shareholder of IG4 Capital Infrastructure GP, may be deemed to beneficially own 111,945,909 Common Shares in the aggregate, representing approximately 12.84% of the outstanding Common Shares, including Common Shares represented by ADSs pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

In accordance with the Tender Offer Support Agreement, Purchaser shall pay the Political Rights Consideration to the Grantors for each Common Share transferred to the Trust upon completion of the Offers.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth on the cover page of the Offer to Purchase as follows:

The following paragraph replaces the fourth paragraph on the second cover page:

On August 24, 2020, Purchaser entered into a tender offer support agreement with GH Holding Group Corp., Bamas International Investment Corp., Bethel Enterprises Inc., Hernando Alejandro Constancio Graña Acuña, Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”), as amended by Purchaser and the Sellers on June 3, 2021, and as further amended on July 2, 2021 (together, the “Tender Offer Support Agreement”), pursuant to which the Sellers have agreed to, among other things, tender into the Peru Offer in the aggregate 92,884,670 Common Shares, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, on the terms and subject to the conditions set forth in the Tender Offer Support Agreement (see “The U.S. Offer—Tender Offer Support Agreement and Related Agreements”).

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Item 11 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Introduction of the Offer to Purchase as follows:

The following paragraph replaces the fifth paragraph of the Introduction on page 18:

On August 24, 2020, Purchaser entered into a tender offer support agreement with GH Holding Group Corp. (“GH Holding Group”), Bamas International Investment Corp. (“Bamas”), Bethel Enterprises Inc. (“Bethel”), Hernando Alejandro Constancio Graña Acuña (“Mr. Graña Acuña”), Mario Germán Óscar Alvarado Pflucker (“Mr. Alvarado Pflucker”), Francisco Javier Dulanto Swayne (“Mr. Dulanto Swayne”), Hugo Rangel Zavala (“Mr. Zavala”), Alfonso Galvez Rubio (“Mr. Rubio”), Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (“Ms. Benavides,” and collectively, the “Sellers”), as amended by Purchaser and the Sellers on June 3, 2021, and as further amended on July 2, 2021 (together, the “Tender Offer Support Agreement”), pursuant to which the Sellers have agreed to, among other things, tender into the Peru Offer in the aggregate 92,884,670 Common Shares, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, on the terms and subject to the conditions set forth in the Tender Offer Support Agreement (see “The U.S. Offer—Tender Offer Support Agreement and Related Agreements”).

Item 11 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 12 (“Tender Offer Support Agreement and Related Agreements”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 12, the first paragraph on page 47:

The following is a summary of certain provisions of the Tender Offer Support Agreement, including as amended by the Amendment Agreements, and the agreements attached as exhibits to the Tender Offer Support Agreement and the Schedule TO. This summary does not purport to be complete and is qualified in its entirety by reference to the Tender Offer Support Agreement itself, including the exhibits thereto, and the Amendment Agreements which have been filed as exhibits to the Schedule TO. Copies of the Tender Offer Support Agreement, including the exhibits thereto, the Amendment Agreements and the Schedule TO, and any other filings that IG4 or Purchaser makes with the SEC with respect to the Offers, may be obtained in the manner set forth in “The U.S. Offer—Certain Information Concerning Purchaser, IG4 and IG4 Capital.” All shareholders of the Company (including ADS holders) and other interested parties should read the Tender Offer Support Agreement, including the exhibits thereto, and the Amendment Agreements in their entirety for a more complete description of the provisions summarized below.

The following paragraph replaces, in Section 12, the first paragraph on page 47:

On August 24, 2020, Purchaser entered into the Tender Offer Support Agreement with the Sellers (as amended pursuant to the Amendment Agreements), pursuant to which the Sellers have agreed to, among other things, tender into the Peru Offer in the aggregate 92,884,670 Common Shares, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, on the terms and subject to the conditions set forth in the Tender Offer Support Agreement.

The following paragraph replaces, in Section 12, the fourth paragraph on page 48:

In connection with the plea bargain processes that are currently underway with Mr. Graña, Mr. Graña Acuña and Mr. Alvarado Pflucker, (i) the 117,527,103 Common Shares owned by GH Holding Group became subject to GH Embargo, (ii) the 15,531,208 Common Shares owned by Mr. Graña Acuña became subject to the HG Embargo and (iii) the 10,077,855 Common Shares owned by Mr. Alvarado Pflucker became subject to the MA Embargo, respectively, pursuant to which the rights of GH Holding Group, Mr. Graña Acuña and Mr. Alvarado Pflucker to transfer ownership of their Common Shares is restricted. On June 18, 2020, 56,177,955 Common Shares owned by GH Holding Group (out of the 117,527,103 Common Shares owned by GH Holding Group) were released from the GH Embargo and such release was registered in Cavali on December 16, 2020 (the “Clear GH Shares”). The other 61,349,148 Common Shares owned by GH Holding Group (the “Encumbered GH Shares”), the HG Shares and the MA Shares remain subject to GH Embargo, the HG Embargo and the MA Embargo, respectively.

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The following paragraph replaces, in Section 12, the lead-in language to the third paragraph on page 48:

The Sellers agreed, within five (5) business days of the commencement date of the Offers, to grant an irrevocable power of attorney to attorneys-in-fact Carlos Arata Delgado and Wilfredo Cáceres Ghisilieri that authorizes each attorney-in-fact to tender into the Peru Offer in the aggregate 93,962,525 Common Shares, representing approximately 10.78% of the outstanding Common Shares, including Common Shares represented by ADSs (which Purchaser and the Sellers agreed to amend pursuant to the Second Amendment Agreement, so that the Sellers will tender into the Peru Offer in the aggregate 92,884,670 Common Shares, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs). Following the issuance of the report by the Company Board, as required by article 15 of the Peru Tender Offer Regulations, indicating the advantages and disadvantages of accepting the Peru Offer, the Sellers have agreed to deliver, or to instruct their attorneys-in-fact to deliver, their acceptance letters in respect of the Peru Offer to BTG Pactual Perú Sociedad Agente de Bolsa (the “Sellers’ Dealer”), to be held in escrow until the Sellers instruct in writing their attorneys-in-fact to instruct the Sellers’ Dealer to release the acceptance letters; provided that their attorneys-in-fact will not instruct the Sellers’ Dealer to release the acceptance letters prior to notification by Purchaser that the following conditions have been satisfied (or waived by Purchaser in writing):

The following paragraph replaces, in Section 12, the second bullet point on page 49:

•	Purchaser having been able to secure a “participación significativa” (pursuant to the definition contained in Reglamento de Oferta Pública de Adquisicion y de Compra de Valores por Exclusión approved by CONASEV Resolution No. 009-2006-EF) of no less than 262,756,145 Common Shares, representing approximately 30.14% of the outstanding Common Shares, including Common Shares represented by ADSs (which Purchaser and the Sellers agreed to amend (i) verbally so that the “participación significativa” that Purchaser needs to secure is no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs, which requirement, for the avoidance of doubt, Purchaser has the right to waive in accordance with the terms of the Tender Offer Support Agreement and (ii) pursuant to the Second Amendment Agreement to include entry into the MA Supplementary Agreement), comprising:
(1)	the committed tender into the Peru Offer in the aggregate of 92,884,670 Common Shares by the Sellers;
(2)	the entry into the Trust Agreement (as amended pursuant to the Trust Amendment Agreement) with the Grantors in respect of 24,987,698 Common Shares, representing approximately 2.87% of the outstanding Common Shares, including Common Shares represented by ADSs;

(3)	the entry into the Amended GH Supplementary Agreement in respect of 117,527,103 Common Shares, representing approximately 13.48% of the outstanding Common Shares, including Common Shares represented by ADSs (of which 117,527,103 Common Shares, 56,177,955 will be tendered into the Peru Offer and the remaining 61,349,148 are the subject of the GH Syndication Agreement (as amended));
(4)	the entry into the Amended HG Supplementary Agreement in respect of 15,531,208 Common Shares, representing approximately 1.78% of the outstanding Common Shares, including Common Shares represented by ADSs;
(5)	the entry into the MA Supplementary Agreement in respect of 10,077,855 Common Shares, representing approximately 1.16% of the outstanding Common Shares, including Common Shares represented by ADSs; and
(6)	the tender into the Offers by shareholders other than the Sellers,

(“Participación Significativa”);

12

The following paragraph replaces, in Section 12, the last paragraph on page 49:

Pursuant to the Tender Offer Support Agreement (as amended pursuant to the Second Amendment Agreement), Purchaser has agreed to purchase 92,884,670 Common Shares from the Sellers. If more than 107,198,601 Common Shares, including Common Shares represented by ADSs, are validly tendered (and not properly withdrawn) in the Offers and, as a result of proration, fewer than 92,884,670 Common Shares tendered by the Sellers into the Peru Offer are accepted for payment, within five (5) LSE trading days after the settlement date of the Peru Offer, the Sellers have agreed to transfer the beneficial ownership of the Common Shares not accepted for payment by Purchaser to the Trust (the “Additional Shares”).

The following paragraph replaces, in Section 12, the second last paragraph under the caption “Amendment Agreement” on page 50:

First Amendment Agreement

On June 3, 2021, Purchaser and the Sellers entered into the First Amendment Agreement, pursuant to which Purchaser and the Sellers agreed, among other things, that their termination rights under Section 7.1(b) of the Tender Offer Support Agreement shall be waived and that the Outside Date shall be fifteen (15) business days of the later of (a) the date of the release of the Clear GH Shares from the GH Embargo and the registration of such release in Cavali, or (b) the date of receipt of the Jersey Approval.

The following paragraph is added after the second last paragraph under the caption “First Amendment Agreement” on page 50:

Second Amendment Agreement

On July 2, 2021, Purchaser and the Sellers entered into the Second Amendment Agreement, pursuant to which Purchaser and the Sellers agreed, among other things, that (a) the Sellers will tender 92,884,670 Common Shares in the aggregate, representing approximately 10.65% of the outstanding Common Shares, including Common Shares represented by ADSs, into the Peru Offer and (b) Purchaser and Mr. Alvarado Pflucker will enter into: (x) the MA Supplementary Agreement and (y) the MA Syndication Agreement.

The following paragraph replaces, in Section 12, the second paragraph under the caption “GH Supplementary Agreement” on page 51:

Pursuant to the GH Supplementary Agreement, GH Holding Group has agreed to:

•	tender into the Peru Offer the Clear GH Shares following the release of the Clear GH Shares from the GH Embargo and the registration of such release in Cavali, provided that if the release has not been registered in Cavali before the Expiration Date, GH Holding Group has agreed to vote such Clear GH Shares on the terms of the GH Syndication Agreement until the release is registered in Cavali, following which such Clear GH Shares will be automatically transferred to Purchaser at the Common Share Offer Price – the Clear GH Shares were released from the GH Embargo on June 18, 2020 and such release was registered in Cavali on December 16, 2020;
•	enter into the GH Syndication Agreement with Purchaser in respect of the Encumbered GH Shares, representing approximately 7.04% of the outstanding Common Shares, including Common Shares represented by ADSs, that remain subject to the GH Embargo;
•	sell to Purchaser 2,585,597 Common Shares of the Encumbered GH Shares at the Common Share Offer Price, subject to the release of the Encumbered GH Shares from the GH Embargo and the registration of such release in Cavali, and Purchaser has agreed to make the arrangements agreed upon with GH Holding Group with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States; and

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•	transfer to the Trust 58,763,551 Common Shares, subject to the release of the Encumbered GH Shares from the GH Embargo and the registration of such release in Cavali, and Purchaser has agreed to make the arrangements agreed upon with GH Holding Group with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States.

The following paragraph is inserted as a new paragraph after the second paragraph under the caption “GH Supplementary Agreement” on page 51:

If GH Holding Group is not capable of transferring all of its 2,585,597 Common Shares of the Encumbered GH Shares to Purchaser following the release of the Encumbered GH Shares and the registration of such release in Cavali as described above, GH Holding Group will transfer its remaining Encumbered GH Shares to the Trust (and such Encumbered GH Shares will be treated as Additional Shares).

The following paragraph replaces, in Section 12, the first paragraph under the caption “GH Syndication Agreement” on page 51:

Pursuant to the GH Syndication Agreement, GH Holding Group has agreed to vote the Encumbered GH Shares (and, if applicable, the Clear GH Shares) at each general meeting of the shareholders of the Company in the same manner as Purchaser. The GH Syndication Agreement was entered into on June 3, 2021 and the voting arrangements contemplated by the GH Syndication Agreement became effective on July 2, 2021 in accordance with the terms of the Amended GH Syndication Agreement.

The following paragraph replaces, in Section 12, the second bullet point in the second paragraph under the caption “GH Syndication Agreement” on page 51:

•	the successful conclusion of the transfer process described in the GH Supplementary Agreement; and

The following paragraph replaces, in Section 12, the second paragraph under the caption “HG Supplementary Agreement” on page 51:

Pursuant to the HG Supplementary Agreement (as amended pursuant to the Amended HG Supplementary Agreement), Mr. Graña Acuña has agreed, on the same date as the execution of the Trust Agreement, to enter into the HG Syndication Agreement, pursuant to which Mr. Graña Acuña has agreed to vote the HG Shares at each general meeting of the shareholders of the Company in the same manner as Purchaser. The HG Syndication Agreement was entered into on June 3, 2021 and the voting arrangements contemplated by the HG Syndication Agreement became effective on July 2, 2021 in accordance with the terms of the Amended HG Syndication Agreement.

The following paragraph replaces, in Section 12, the sixth paragraph under the caption “HG Supplementary Agreement” on page 52:

Upon the release of the Common Shares from the HG Embargo, Mr. Graña Acuña has agreed to transfer:

•	7,765,604 Common Shares to the Trust and Purchaser has agreed to pay Mr. Graña Acuña for each Common Share the Political Rights Consideration; and
•	7,765,604 Common Shares to Purchaser and Purchaser has agreed to pay to Mr. Graña Acuña for each Common Share the Common Share Offer Price,

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and in each case, Purchaser has agreed to make the arrangements agreed upon with Mr. Graña Acuña with respect to such shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States.

The following paragraph replaces, in Section 12, the seventh paragraph under the caption “HG Supplementary Agreement” on page 52:

If less than all of the Common Shares are released from the HG Embargo, then 50% of any Common Shares released will be transferred to the Trust and 50% of the Common Shares released will be transferred to Purchaser as described above, and in each case Purchaser has agreed to make the arrangements agreed upon with Mr. Graña Acuña with respect to such released shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States.

The following paragraph is inserted as a new paragraph after the seventh paragraph under the caption “HG Supplementary Agreement” on page 52:

If Mr. Graña Acuña is not capable of transferring all of his 7,765,604 Common Shares released from the HG Embargo to Purchaser as described above, Mr. Graña Acuña will transfer his remaining released Common Shares to the Trust (and such released Common Shares will be treated as Additional Shares).

The following paragraph replaces, in Section 12, the second bullet point in the last paragraph under the caption “HG Supplementary Agreement” on page 52:

•	the successful conclusion of the transfer process described in the HG Supplementary Agreement; and

The following paragraphs are inserted as new paragraphs after the last paragraph under the caption “HG Supplementary Agreement” on page 52:

MA Supplementary Agreement

The MA Supplementary Agreement was entered into on July 2, 2021. Pursuant to the MA Supplementary Agreement, Mr. Alvarado Pflucker has agreed to:

•	enter into the MA Syndication Agreement, pursuant to which Mr. Alvarado Pflucker has agreed, with effect from the date of the MA Syndication Agreement, to vote the MA Shares at each general meeting of the shareholders of the Company in the same manner as Purchaser – the MA Syndication Agreement was entered into on July 2, 2021; and
•	transfer to the Trust, the MA Shares, subject to the release of the MA Shares from the MA Embargo and the registration of such release in Cavali, and Purchaser has agreed to make the arrangements agreed upon with Mr. Alvarado Pflucker with respect to such released shares available to all shareholders of the Company on the same terms and conditions and in accordance with the applicable laws of Peru and the United States.

The MA Supplementary Agreement and the MA Syndication Agreement will terminate automatically if Purchaser has not been able to achieve Participación Significativa following completion of the Offers.

The MA Syndication agreement will also terminate upon the first to occur of, among other things:

•	the termination of the Trust Agreement or the MA Supplementary Agreement, whichever occurs first;
•	the successful conclusion of the transfer process described in the MA Supplementary Agreement; and

15

•	the notification of an order from the Peruvian Public Prosecutor (Fiscalía), the Peruvian Attorney General (Procuraduria) or any other governmental entity mandating the termination of the MA Syndication Agreement.

The following paragraph replaces, in Section 12, the second paragraph under the caption “Trust Agreement” on page 52:

Pursuant to the Trust Agreement (as amended by the Trust Amendment Agreement), the Grantors have agreed to transfer the beneficial ownership of 24,987,698 Common Shares, representing approximately 2.87% of the outstanding Common Shares, including Common Shares represented by ADSs (the “Trust Shares”), to an irrevocable trust established pursuant to the Trust Agreement (the “Trust”). For as long as the Trust Shares remain in the Trust, Purchaser will exercise, in its sole discretion, all political rights associated with the Trust Shares, including, among other things, attending shareholder meetings of the Company and executing corporate documents requiring the participating of the Trust. During the term of the Trust Agreement, the Grantors will retain the economic rights associated with the Trust Shares. The Trustee will have full rights to manage the proceeds of such economic rights, including all collection rights and cash flows arising from the sale of the Trust Shares by the Grantors. Purchaser acquired the political rights associated with the Trust Shares on July 2, 2021 in accordance with the Trust Amendment Agreement.

The fourth paragraph in Section 12 under the caption “Trust Agreement” on page 53 is deleted in its entirety:

The exercise of the political rights by Purchaser in accordance with the Trust Agreement is conditional upon Purchaser having achieved Participación Significativa following completion of the Offers.

The second last and last paragraphs in Section 12 on pages 56 and 57 are deleted in their entirety and replaced as follows:

A summary of the foregoing arrangements contemplated by the Tender Offer Support Agreement and the related agreements (as amended pursuant to the Amendment Agreements) attached as exhibits thereto is set forth in the table below.

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Shareholder	Number of Common Shares subject to the Tender Offer Support Agreement	Common Shares tendered in the Peru Offer	Common Shares transferred pursuant to the Trust Agreement	Syndication Agreements
GH Holding Group Corp.	117,527,103	56,177,955	0	61,349,148
Bamas International Investment Corp.	1,802,001	1,802,001	0	0
Bethel Enterprises Inc.	33,785,285	16,892,643	16,892,642	0
Hernando Alejandro Constancio Graña Acuña	15,531,208	0	0	15,531,208
Mario Germán Óscar Alvarado Pflucker	10,077,855	0	0	10,077,855
Francisco Javier Dulanto Swayne	8,450,000	4,225,000	4,225,000	0
Hugo Rangel Zavala	6,055,126	2,422,050	3,633,076	0
Alfonso Galvez Rubio	394,966	157,986	236,980	0
Ruth Alvarado Pflucker	402,345	402,345	0	0
Elisa Alvarado Pflucker	402,345	402,345	0	0
Gonzalo Alvarado Pflucker	402,345	402,345	0	0
Claudia Gutierrez Benavides	10,000,000	10,000,000	0	0
Total	204,830,579	92,884,670	24,987,698	86,958,211

As of the date hereof, the Common Shares subject to the foregoing arrangements represent with respect to the outstanding Common Shares of the Company:

Outstanding Common Shares	Common Shares to be tendered in the Peru Offer	Common Shares to be transferred pursuant to the Trust Agreement
871,917,855	Approximately 10.65%	Approximately 2.87%

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(I)	Second Amendment Agreement amending the Tender Offer Support Agreement, dated July 2, 2021, between Purchaser and the Sellers.*
(a)(5)(J)	Amended GH Supplementary Agreement amending the GH Supplementary Agreement, dated July 2, 2021, between Purchaser and GH Holding Group.*
(a)(5)(K)	Amended GH Syndication Agreement amending the GH Syndication Agreement, dated July 2, 2021, between Purchaser and GH Holding Group.*
(a)(5)(L)	Amended HG Supplementary Agreement amending the HG Supplementary Agreement, dated July 2, 2021, between Purchaser and Mr. Graña Acuña.*
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(a)(5)(M)	Amended HG Syndication Agreement amending the HG Syndication Agreement, dated July 2, 2021, between Purchaser and Mr. Graña Acuña.*
(a)(5)(N)	Supplementary Agreement, dated July 2, 2021, between Purchaser and Mr. Alvarado Pflucker.*
(a)(5)(O)	Syndication Agreement, dated July 2, 2021, between Purchaser and Mr. Alvarado Pflucker.*
(a)(5)(P)	Trust Amendment Agreement amending the Trust Agreement, dated July 2, 2021, between Purchaser and the Grantors.*

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2021

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP
By: IG4 Capital Infrastructure GP Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-A LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-B LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page – Schedule TO/A]

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-C LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL INFRASTRUCTURE CO-INVESTMENTS A LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page – Schedule TO/A]